UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GFL Environmental Inc.
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

 36168Q104
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36168Q104	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS
BCEC-GFL Borrower (Cayman) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
129,900,359

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
129,900,359

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,900,359

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
41.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36168Q104	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS
BCEC-GFL Borrower GP (Cayman), Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
129,900,359

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
129,900,359

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,900,359

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
41.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 36168Q104	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS
GFL Borrower II (Cayman) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,525,425

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,525,425

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,525,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36168Q104	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS
GFL Borrower II GP (Cayman), Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,525,425

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,525,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,525,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 36168Q104	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS
GFL Borrower Luxembourg S.á.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
160,425,784

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
129,900,359

	8	SHARED DISPOSITIVE POWER
30,525,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,425,784

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 36168Q104	13G	Page 7 of 14

1	NAMES OF REPORTING PERSONS
BCEC – GFL Holdings (Guernsey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
160,425,784

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
129,900,359

	8	SHARED DISPOSITIVE POWER
30,525,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,425,784

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36168Q104	13G	Page 8 of 14

1	NAMES OF REPORTING PERSONS
BCEC Management X Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
160,425,784

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
129,900,359

	8	SHARED DISPOSITIVE POWER
30,525,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,425,784

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
51.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	(a). Name of Issuer

GFL Environmental Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	BCEC-GFL Borrower (Cayman) LP c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Cayman Islands

(ii)	BCEC-GFL Borrower GP (Cayman), Ltd c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Cayman Islands

(iii)	GFL Borrower II (Cayman) LP 168 Robinson Road, #37-01 Capital Tower, Singapore 068912 Citizenship: Cayman Islands

(iv)	GFL Borrower II GP (Cayman), Ltd c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Cayman Islands

(v)	GFL Borrower Luxembourg S.á.r.l. c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Luxembourg

(vi)	BCEC-GFL Holdings (Guernsey) L.P. c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Guernsey

(vii)	BCEC Management X Limited c/o BC Partners Advisors L.P. 650 Madison Avenue New York, New York 10022 Citizenship: Guernsey

BCEC-GFL Borrower (Cayman) LP directly holds 129,900,359 subordinate voting shares of the Issuer and GFL Borrower II (Cayman) LP directly holds 30,525,425 subordinate voting shares of the Issuer.  BCEC-GFL Borrower GP (Cayman), Ltd is the general partner of BCEC-GFL Borrower (Cayman) LP, and  GFL Borrower II GP (Cayman), Ltd is the general partner of GFL Borrower II (Cayman) LP.  Each of BCEC-GFL Borrower GP (Cayman), Ltd and GFL Borrower II GP (Cayman), Ltd is wholly-owned by GFL Borrower Luxembourg S.á.r.l. GFL Borrower Luxembourg S.á.r.l. is wholly-owned by BCEC – GFL Holdings (Guernsey) L.P.  The general partner of BCEC – GFL Holdings (Guernsey) L.P. is BCEC Management X Limited.

Item 2(d).	Title of Class of Securities:

Subordinate voting shares, no par value.

Item 2(e).	CUSIP Number:

36168Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Calculations of the percentage of subordinate voting shares of the Issuer beneficially owned assume 314,301,365 subordinated voting shares outstanding as of September 30, 2020, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 5, 2020.  Each of the Reporting Persons may be deemed to be the beneficial owner of the subordinated voting shares listed on such Reporting Person’s cover page.

BCEC-GFL Borrower (Cayman) LP directly holds 129,900,359 subordinate voting shares of the Issuer and GFL Borrower II (Cayman) LP directly holds 30,525,425 subordinate voting shares of the Issuer.

By virtue of certain rights that Magny Cours Investment Pte Ltd., an affiliate of GIC Private Limited, has with respect to its investment in GFL Borrower II (Cayman) LP, GFL Borrower II (Cayman), LP and Magny Cours Investment Pte Ltd. may be deemed to share dispositive power over the securities held by GFL Borrower II (Cayman) LP.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a group with Magny Cours Investment Pte Ltd. and its affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Each of GFL Borrower II (Cayman) LP and Magny Cours Investment Pte Ltd. and their respective affiliates are separately making a Schedule 13G filing reporting the subordinated voting shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any subordinated voting shares that may be deemed to be beneficially owned by Magny Cours Investment Pte Ltd. and its affiliates.

By virtue of a certain Investor Rights Agreement, dated as of March 5, 2020 (the “Investor Rights Agreement”), entered into by and among Patrick Dovigi, Sejosa Holdings Inc. and Josaud Holdings Inc. (collectively with their affiliated transferees, the “Investor”), the Issuer and, solely for certain limited purposes, BC Partners Advisors, L.P., an affiliate of the Reporting Persons, the Investor and the Reporting Persons may be deemed to be part of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. Each of the Reporting Persons and the Investor and their respective affiliates are separately making a Schedule 13G filing reporting the subordinated voting shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any subordinated voting shares that may be deemed to be beneficially owned by the Investor and its affiliates.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of subordinated voting shares listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	BCEC-GFL Borrower (Cayman) LP

By:	BCEC-GFL Borrower GP (Cayman), Ltd, its general partner

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

BCEC-GFL Borrower GP (Cayman), Ltd

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

GFL Borrower II (Cayman) LP

By:	GFL Borrower II GP (Cayman), Ltd, its general partner

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

GFL Borrower II GP (Cayman), Ltd

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

GFL Borrower Luxembourg S.á.r.l.

By:	/s/ Christelle Retif
Name:	Christelle Retif
Title:	Manager

By:	/s/ Pierre Stemper
Name:	Pierre Stemper
Title:	Manager

BCEC-GFL Holdings (Guernsey) L.P.

By:	BCEC Management X Limited, its general partner

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

BCEC Management X Limited

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

[GFL Environmental Inc. – Schedule 13G]

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 16, 2021, among the Reporting Persons (filed herewith).